Exhibit 99.1

                     ARACRUZ CELULOSE S.A.

                     CONDENSED CONSOLIDATED FINANCIAL
                     INFORMATION AS OF JUNE 30,
                     2004 AND 2003 AND
                     REPORT OF INDEPENDENT REGISTERED
                     PUBLIC ACCOUNTING FIRM

Exhibit 99.1


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Directors and Stockholders
Aracruz Celulose S.A.


1. We have reviewed the accompanying condensed consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries ("the Company") as of June 30, 2004 and the related condensed consolidated statements of income for the three-month and six-month periods ended June 30, 2004, and of changes in stockholders' equity and cash flows for the six-month period ended June 30, 2004, all expressed in United States dollars. These interim financial statements are the responsibility of the Company's management.

2. We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on our review, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

4. Other accountants have reported on the accompanying condensed financial information as of December 31, 2003, and for the three-month and six-month periods ended June 30, 2003, and in their reports dated January 12, 2004 and July 8, 2003 respectively, they stated that the condensed balance sheet as of December 31, 2003 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived, and that they were not aware of any material modification that should be made to the condensed interim financial statements for the three-month and six-month periods ended June 30, 2003 in order for them to be in conformity with accounting principles generally accepted in the United States of America. Their above-mentioned report for the period ended December 31, 2003 contained an explanatory paragraph with an emphasis of a matter regarding the utilization of a fiscal benefit granted by the Northeast Development Agency (Agencia de Desenvolvimento do Nordeste "ADENE"), consisting of reduced income taxes rates.




Vitoria, Brazil, July 9, 2004

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES)
--------------------------------------------------------------------------------

                                                                              JUNE 30,         DECEMBER 31,
ASSETS                                                                            2004                 2003
                                                                        ------------------  -------------------
                                                                             (UNAUDITED)
CURRENT ASSETS
    Cash and cash equivalents                                                      67,126               66,284
    Time deposits                                                                 308,176              285,991
    Accounts receivable
       Related parties                                                                                  3,174
Other                                                                             175,074              219,874
    Inventories, net                                                              150,529              131,486
    Deferred income tax, net                                                       16,888               13,181
    Recoverable income and other taxes                                             21,740               20,464
    Other current assets                                                            3,935                2,280
                                                                        ------------------  -------------------

                                                                                  743,468              742,734
                                                                        ------------------  -------------------

PROPERTY, PLANT AND EQUIPMENT, NET                                              2,208,063            2,270,369

INVESTMENT IN AFFILIATED COMPANY                                                  219,323              174,257
GOODWILL                                                                          208,061              208,061

OTHER ASSETS
    Advances to suppliers                                                          42,855               38,197
    Deposits for tax assessments                                                   14,073               14,319
Recoverable income and other taxes                                                  4,360                1,548
    Other                                                                           5,141                4,948
                                                                        ------------------  -------------------

                                                                                   66,429               59,012
                                                                        ------------------  -------------------

TOTAL ASSETS                                                                    3,445,344            3,454,433
                                                                        ==================  ===================

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (continued)
--------------------------------------------------------------------------------

                                                                                  JUNE 30,         DECEMBER 31,
LIABILITIES AND STOCKHOLDERS' EQUITY                                                  2004                 2003
                                                                      --------------------   ------------------
                                                                               (UNAUDITED)
CURRENT LIABILITIES
    Suppliers                                                                       49,221               79,673
    Payroll and related charges                                                     10,580               16,245
    Income and other taxes                                                          15,052               24,120
    Current portion of long-term debt
    Related party                                                                   44,539               55,190
    Other                                                                          115,418              212,472
    Short-term debt - export financing and other                                                        118,306
    Accrued finance charges                                                          7,121                6,120
    Other accruals                                                                   7,051                1,553
                                                                       -------------------   ------------------

                                                                                   248,982              513,679
                                                                       -------------------   ------------------
LONG-TERM LIABILITIES
Suppliers                                                                           12,757               15,222
    Long-term debt
    Related party                                                                  176,670              208,076
    Other                                                                        1,051,434              771,359
Deferred income tax, net                                                            29,294               26,467
    Tax assessments and litigation contingencies (Note 11)                          92,829               94,500
    Other                                                                           19,333               23,877
                                                                        ------------------    -----------------

                                                                                 1,382,317            1,139,501
                                                                        ------------------    -----------------

MINORITY INTEREST                                                                      323                  292
                                                                        ------------------    -----------------


STOCKHOLDERS' EQUITY
     Share capital - no-par-value shares authorized and issued
Preferred stock
Class A - 2004 - 38,024,028 shares; 2003 - 38,137,170 shares                        31,106               31,199
Class B - 2004 - 539,139,393 shares; 2003 - 539,026,251 shares                     583,390              583,297
Common stock - 455,390,699 shares                                                  297,265              297,265
Treasury stock
Class B preferred stock - 1,378,000 shares and
Common stock  - 483,114 shares                                                      (2,288)              (2,288)
                                                                        -------------------   -----------------

    Total share capital                                                            909,473              909,473

Appropriated retained earnings                                                     314,201              334,246
Unappropriated retained earnings                                                   590,048              557,242
                                                                        ------------------    -----------------

                                                                                 1,813,722            1,800,961
                                                                        ------------------    -----------------

TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY                                        3,445,344            3,454,433
                                                                        ==================    =================

The accompanying notes are an integral part of these financial statements.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

                                                                      THREE-MONTH PERIOD                 SIX-MONTH PERIOD
                                                                           ENDED JUNE 30,                  ENDED JUNE 30,
                                                            ------------------------------   ------------------------------
                                                                     2004           2003             2004            2003
                                                            --------------  --------------   --------------  --------------
OPERATING REVENUES
    Sales of eucalyptus pulp
       Domestic                                                   15,392           3,918           27,789           8,941
       Export                                                    314,632         216,858          584,817         446,286
                                                            --------------  --------------   --------------  --------------

                                                                 330,024         220,776          612,606         455,227
    Sales taxes and other deductions                              38,786          22,101           66,155          38,999
                                                            --------------  --------------   --------------  --------------

Net operating revenues                                           291,238         198,675          546,451         416,228
                                                            --------------  --------------   --------------  --------------

OPERATING COSTS AND EXPENSES
    Cost of sales                                                168,625         107,135          325,460         232,077
    Selling                                                       12,721           8,438           24,424          15,915
    Administrative                                                 8,364           4,049           15,631           8,522
    Other, net                                                     6,970           9,521           10,178          13,482
                                                            --------------  --------------   --------------  --------------

                                                                 196,680         129,143          375,693         269,996
                                                            --------------  --------------   --------------  --------------

OPERATING INCOME                                                  94,558          69,532          170,758         146,232
                                                            --------------  --------------   --------------  --------------

NON-OPERATING (INCOME) EXPENSES
    Equity in results of affiliated company                       (1,995)          4,990              (77)          7,003
    Financial income                                              (7,007)          2,640          (17,678)        (18,934)
    Financial expenses                                            29,045          34,586           57,343          51,690
    Gain on currency remeasurement, net                           (8,216)        (30,010)          (8,480)        (40,635)
    Other, net                                                       (25)            (20)             (10)            (15)
                                                            --------------  --------------   --------------  --------------

                                                                  11,802          12,186           31,098            (891)
                                                            --------------  --------------   --------------  --------------


INCOME BEFORE INCOME TAXES                                        82,756          57,346          139,660         147,123

INCOME TAX  EXPENSE (BENEFIT)
    Current                                                       (2,536)         54,987            5,061          80,619
    Deferred                                                      (3,005)            159             (882)          5,788
                                                            --------------  --------------   --------------  --------------

                                                                  (5,541)         55,146            4,179          86,407
                                                            --------------  --------------   --------------  --------------

The accompanying notes are an integral part of these financial statements.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

NET INCOME                                                        88,297           2,200          135,481          60,716
                                                            ==============  ==============   ==============  ==============

The accompanying notes are an integral part of these financial statements.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

                                                                       THREE-MONTH PERIOD                 SIX-MONTH PERIOD
                                                                           ENDED JUNE 30,                   ENDED JUNE 30,
                                                               ------------------------------    -----------------------------
                                                                    2004            2003             2004            2003
                                                               --------------  --------------   --------------  --------------
BASIC AND DILUTED EARNINGS PER SHARE
    Class A preferred stock                                        0.089           0.009            0.137           0.061
    Class B preferred stock                                        0.089           0.002            0.137           0.061
    Common stock                                                   0.081           0.002            0.126           0.056

WEIGHTED-AVERAGE NUMBER OF SHARES
    outstanding (thousands)
    Class A preferred stock                                       38,069          40,324           38,103          40,325
    Class B preferred stock                                      537,716         535,465          537,682         535,464
    Common stock                                                 454,908         454,908          454,908         454,908

The accompanying notes are an integral part of these financial statements.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

                                                                                             SIX-MONTH PERIOD
                                                                                              ENDED JUNE 30,
                                                                                     ----------------------------------
                                                                                              2004               2003
                                                                                     ---------------    ---------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                                 135,481             60,716
Adjustments to reconcile net income to net cash
provided by operating activities:
Non-cash items
Depreciation and depletion                                                                 102,173             90,240
Equity results of affiliated company                                                           (77)             7,003
Deferred income tax                                                                           (882)             5,788
Gain on currency remeasurement                                                              (8,480)           (40,635)
Loss on sale of equipment                                                                      232                356
Decrease (increase) in operating assets
Accounts receivable, net                                                                    43,040             12,524
Inventories, net                                                                           (19,043)           (35,337)
Interest on time deposits                                                                  (13,195)             9,431
Recoverable income taxes                                                                    (5,315)            29,297
Other                                                                                       (2,661)            (1,733)
Increase (decrease) in operating liabilities
Suppliers                                                                                  (37,470)            (1,253)
Payroll and related charges                                                                 (5,435)               298
Income and other taxes and litigation contingencies                                         (4,388)            51,238
Accrued finance charges                                                                      1,003              2,115
Other                                                                                        3,871              5,942
                                                                                     -------------      --------------

Net cash provided by operating activities                                                  188,854            195,990
                                                                                     -------------      --------------

CASH FLOWS USED IN INVESTING ACTIVITIES
Time deposits                                                                              (29,776)           116,508
Proceeds from sale of equipment                                                                585                378
Investments in affiliate                                                                   (45,000)          (233,975)
Additions to property, plant and equipment                                                 (38,348)           (56,095)
                                                                                     --------------     -------------

Net cash used in investing activities                                                     (112,539)          (173,184)
                                                                                     --------------     --------------

The accompanying notes are an integral part of these financial statements.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

                                                                                                     SIX-MONTH PERIOD
                                                                                                       ENDED JUNE 30,
                                                                                     ----------------------------------

                                                                                              2004               2003
                                                                                     ---------------    ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net                                                                      (114,934  )         489,283
Long-term debt
Issuances
Other                                                                                      307,488             60,000
Repayments
Related parties                                                                            (31,428  )         (15,978  )
Other                                                                                     (124,467  )         (79,888  )
Treasury stock acquired                                                                                            (3  )
Dividends paid                                                                            (115,892  )        (109,310  )
                                                                                     ---------------    ---------------

Net cash provided by (used in) financing activities                                        (79,233  )         344,104
                                                                                     ---------------    ---------------

Effect of exchange rate changes on cash and cash equivalents                                 3,760             (1,499  )
                                                                                     ---------------    ---------------

INCREASE IN CASH AND CASH EQUIVALENTS                                                          842            365,411

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD                                          66,284             25,474
                                                                                     ---------------    ---------------

CASH AND CASH EQUIVALENTS, END OF THE PERIOD                                                67,126            390,885
                                                                                     ===============    ===============

The accompanying notes are an integral part of these financial statements.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

                                                                                                       SIX-MONTH PERIOD
                                                                                                    ENDED JUNE 30, 2004
                                                                                 ----------------------------------------

                                                                                            SHARES                  US$
                                                                                 -------------------    -----------------
SHARE CAPITAL
    Preferred stock - Class A
       Balance, January 1                                                               38,137,170               31,199
       Conversion to Class B stock                                                        (113,142  )               (93  )
                                                                                 -------------------    -----------------

    Balance, June 30                                                                    38,024,028               31,106
                                                                                 -------------------    -----------------

    Preferred stock  - Class B
       Balance, January 1                                                              539,026,251              583,297
       Conversion from Class A stock                                                       113,142                   93
                                                                                 -------------------    -----------------

       Balance, June 30                                                                539,139,393              583,390
                                                                                 -------------------    -----------------

    Common stock
       Balance, January 1 and June 30                                                  455,390,699              297,265
                                                                                 -------------------    -----------------

    Treasury stock
       Balance, June 30                                                                 (1,861,114  )            (2,288  )
                                                                                 -------------------    -----------------

    Balance carried forward                                                          1,030,693,006              909,473
                                                                                 -------------------    -----------------

The accompanying notes are an integral part of these financial statements.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

                                                                                                      SIX-MONTH PERIOD
                                                                                                   ENDED JUNE 30, 2004
                                                                            --------------------------------------------

                                                                                        SHARES                     US$
                                                                            --------------------      ------------------

BALANCE BROUGHT FORWARD                                                          1,030,693,006                 909,473
                                                                            --------------------      ------------------

APPROPRIATED RETAINED EARNINGS
    Investments reserve
       Balance, January 1                                                                                      240,509
       Transfer to unappropriated retained earnings                                                            (16,896  )
                                                                                                      ------------------

       Balance, June 30                                                                                        223,613
                                                                                                      ------------------

    Fiscal-incentive reserve
       Balance, January 1                                                                                       34,934
       Transfer from unappropriated retained earnings                                                              982
                                                                                                      ------------------

       Balance, June 30                                                                                         35,916
                                                                                                      ------------------

    Legal reserve
       Balance, January 1                                                                                       58,803
       Transfer from unappropriated retained earnings                                                           (4,131  )
                                                                                                      ------------------

       Balance, June 30                                                                                         54,672
                                                                                                      ------------------

    Total balance, June 30                                                                                     314,201
                                                                                                      ------------------

UNAPPROPRIATED RETAINED EARNINGS
    Balance, January 1                                                                                         557,242
    Net income                                                                                                 135,481
    Dividends distribution                                                                                    (122,720  )
    Transfer to appropriated retained earnings                                                                  20,045
                                                                                                      ------------------

    Balance, June 30                                                                                           590,048
                                                                                                      ------------------

TOTAL STOCKHOLDERS' EQUITY                                                       1,030,693,006               1,813,722
                                                                            ====================      ==================

The accompanying notes are an integral part of these financial statements.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

1    FINANCIAL INFORMATION PRESENTATION

a) The unaudited condensed consolidated financial statements of Aracruz Celulose S.A. (the "Company") for the three-months and six-month periods ended June 30, 2004 and 2003 are based upon accounting policies and methods consistent with those used and described in the Company's annual report. In the opinion of management, the said financial statements include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the first six months of the year may not necessarily be indicative of the results to be expected for the entire year.

      The condensed consolidated interim financial statements do not include all the disclosures required by USGAAP and therefore should be read in conjunction with the most recent annual financial statements.

      As mentioned in Note 9, on June 30, 2003, the Company acquired a controlling interest in and, on July 2, 2003, became the sole stockholder of Riocell S.A.. On January 07, 2004 Riocell was merged into Aracruz Celulose S.A.

      In preparing the condensed consolidated financial statements, the use of estimates is required to account for certain assets, liabilities and other transactions. The Company's condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, carrying values of goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities, employee post-retirement benefits and other similar evaluations. Actual results may vary from estimates.

b) The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

      The Board of Directors and management consider the US dollar as the Company's functional currency as this is the currency in which it principally operates as well as being the Company's primary unit of economic measure. Accordingly, the US dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52 - "Foreign Currency Translation". Gains and losses resulting from the remeasurement of the financial information, as well as those resulting from foreign currency transactions have been recorded in the statement of income for all periods presented.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

2  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In December 2003, FIN 46 was substantially revised and a new interpretation, FIN 46 (revised), or FIN 46R, was issued. FIN 46R(i) clarified some FIN 46 requirements, (ii) eased some implementation problems, and (iii) added new scope exceptions. In addition, FIN 46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities created after February 1, 2003 that are considered special-purpose entities, or SPEs, under FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. For foreign private issuers who only report on an annual basis, the effective date of FIN 46R is the beginning of the first annual period after December 15, 2003. For SPEs created by foreign private issuers after February 1, 2003, however, the effective date is no later than the end of the first reporting period ending after December 15, 2003. Adoption of FIN 46R by the Company in 2004 did not have any impact on its operations.

    At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensuses on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share. Typically, a participating security is entitled to share in a company's earnings, often via a formula tied to dividends on the company's common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument's effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company.

The consensuses reached in EITF 03-6 are effective for fiscal periods beginning after March 31, 2004 (effectively the second fiscal quarter for calendar year-end companies). EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. The Company does not expect that this consensus will have any impact on its calculation of Basic and Diluted EPS.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

3    INCOME TAXES

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for both 2004 and 2003.

The amounts reported as income taxes expense in the condensed consolidated statements of income are reconciled to the statutory rates as follows:

                                                                     THREE-MONTH PERIOD           SIX-MONTH PERIOD
                                                                         ENDED JUNE 30,             ENDED JUNE 30,
                                                                    2004           2003          2004         2003
                                                             ------------  ------------- -------------  -----------

Income before income taxes                                        82,756         57,346       139,660      147,123
                                                             ------------  ------------- -------------  -----------
Federal income tax and social contribution
    expense at statutory enacted rates                            28,137         19,498        47,484       50,022
Adjustments to derive effective tax rate:
Effects of differences in remeasurement from
Reais to US dollars, using historical
exchange rates and indexing for tax
purposes:
Translation effect for the period                                (25,770 )       26,999       (27,094 )     36,255
Depreciation of difference in asset base                           9,841          4,196        12,920       10,905
Fiscal incentive - income tax  (a)                                 1,168        (12,492          (981 )    (23,181 )
Results in subsidiaries with different tax rates                 (19,925 )       15,425       (29,444 )     18,888
Reversal of income tax and social contribution                                                              (9,106 )
related to " Plano Verao" (Note 11)
Others                                                             1,008          1,520         1,294        2,624
                                                             ------------  ------------- -------------  -----------

Income tax expense per condensed consolidated
    statements of income                                          (5,541 )       55,146         4,179       86,407
                                                             ============  ============= =============  ===========

(a) The Company is located within the geographic area of ADENE (Agency for the Development of the Northeast). Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, thus entitling Aracruz to benefit from reductions in corporate income tax. In October 2002, the Company signed the respective agreement with ADENE, which was formally approved by Internal Revenue Service on December 13, 2002, awarding the Company the right to reduced income tax rates on its operating profits, as follows:

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

(i) Profits corresponding to the volumes of Plant C, limited to 780 thousand tons/year, for 10 years: 75% reduction of the statutory tax rate, as from 2003 through 2012;

(ii) Profits corresponding to the volumes of Plants A and B, limited to 1,300 thousand tons/year, for 10 years: 37.5% reduction of the statutory rate through 2003, 25% reduction from 2004 through 2008 and 12.5% reduction from 2009 through 2013.

       For the six-month period ended June 30, 2004, the reduction in taxes amounted to US$ 981, resulting in a cumulative total tax reduction of US$ 35,915 since the introduction of this incentive. The amounts of the tax reduction are transferred from retained earnings to the Fiscal Incentive Reserve in the Stockholders' Equity and may only be used to increase capital, according to the ADENE rules.

       On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company had been entitled. Such decision resulted from a revaluation by the legal department of the Regional Integration Ministry, which has concluded that the Company's location is outside the geographical area covered by the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive.

       Based on the advice of external legal counsels, Company's management believes that such decision is incorrect, as the most appropriate interpretation of the legislation would lead necessarily to the conclusion that the Company does operate within the geographical area of ADENE and, therefore, is entitled to the fiscal incentive. Also, based on the advice of external legal counsels, management believes that the ADENE's decision does not invalidate the benefits already recorded during 2003 and 2004 as they were duly recognized under previously existing authorization. On March 29, 2004 the Company received advice from ADENE that it had nullified its January 9, 2004 notification in order to permit the Company to justify its position. On June 15, 2004, through Ruling No. 58, the Director-General of ADENE cancelled the basis for recognition of the fiscal benefits. Under advice from its external legal council, the Company believes that this later decision of ADENE is mistaken and does not disqualify the benefits already obtained during the period in which they were previously authorized. Consequently, the Company has not booked any loss provisions for the amounts of the benefits recognized through June 30, 2004. The Company continues to seek all available legal measures to cancel the effects of Ruling No. 58 in order to permit it to receive its full entitlement to the fiscal benefits.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

The major components of the deferred tax accounts in the balance sheet are as follows:

                                                                        JUNE 30,             DECEMBER 31,
                                                                            2004                     2003
                                                              -------------------    ---------------------
                                                                     (UNAUDITED)
Assets (liabilities)
Deductible temporary differences                                          51,251                   48,596
Other capitalized investments                                            (80,545 )                (75,063 )
     Non-realized profits on intercompany                                 16,888                   13,181
transactions
                                                              -------------------    ---------------------

                                                                         (12,406 )                (13,286 )

     Current assets                                                       16,888                   13,181
                                                              -------------------    ---------------------

     Long-term assets (liabilities)                                      (29,294 )                (26,467 )
                                                              ===================    =====================

At June 30, 2004, the Company had recoverable taxes in the total amount of US$2,931 relating mainly to the withholding income tax on financial income, which can be offset against future income tax payable.


4    CASH AND CASH EQUIVALENTS
                                                                        JUNE 30,             DECEMBER 31,
                                                                            2004                     2003
                                                              -------------------    ---------------------
                                                                     (UNAUDITED)
Brazilian reais                                                            1,164                    3,307
United States dollars                                                     65,070                   61,775
European currencies                                                          892                    1.202
                                                              -------------------    ---------------------

                                                                          67,126                   66.284
                                                              ===================    =====================

Cash equivalents denominated in Brazilian Reais represent principally investments in certificates of deposit placed with major financial institutions in Brazil. The amount invested in United States dollars as of June 30, 2004 consists primarily of time deposits with prime financial institutions.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

5    TIME DEPOSITS

At June 30, 2004, time deposits are certificates of deposit with prime institutions in Brazil, with daily liquidity.


6    ACCOUNTS RECEIVABLE

                                                                          JUNE 30,           DECEMBER 31,
                                                                              2004                   2003
                                                              ---------------------    -------------------
                                                                       (UNAUDITED)
Customers - pulp sales
     Domestic                                                                6,325                   7,383
Export                                                                     156,726                 196,911
Advances to suppliers                                                        2,751                   4,258
Other                                                                       13,028                 18,007
                                                              ---------------------    -------------------

                                                                           178,830                226,559
Allowance for doubtful accounts                                             (3,756 )               (3,511 )
                                                              ---------------------    -------------------

Total accounts receivable, net                                             175,074                223,048
                                                              =====================    ===================

7    INVENTORIES

                                                                        JUNE 30,             DECEMBER 31,
                                                                            2004                     2003
                                                              -------------------    ---------------------
                                                                     (UNAUDITED)

Finished products                                                         95,326                   67,903
Work in process                                                            1,156                    1,380
Timber                                                                     5,003                    4,840
Raw materials                                                             13,438                   24,893
Spare parts and maintenance supplies                                      37,560                   34,579
                                                              -------------------    ---------------------
Provision for losses                                                     (1,954)                  (2,109)
                                                              -------------------    ---------------------

Total inventories                                                        150,529                  131,486
                                                              ===================    =====================

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

8    PROPERTY, PLANT AND EQUIPMENT , NET

                                                                                                   JUNE, 30 2004
                                                          -------------------------------------------------------
                                                                                                     (UNAUDITED)
                                                                                   ACCUMULATED
                                                                     COST         DEPRECIATION               NET
                                                          ----------------  -------------------  ----------------
Land                                                              287,823                                287,823
Timber resources                                                  323,658               71,396           252,262
Buildings, improvements and installations                         567,505              320,707           246,798
Equipment                                                       2,485,694            1,149,928         1,335,766
Information technology equipment                                   52,851               40,512            12,339
Other                                                             183,603              128,620            54,983
                                                          ----------------  -------------------  ----------------
                                                                3,901,134            1,711,163         2,189,971
Construction in progress                                           18,092                                 18,092
                                                          ----------------  -------------------  ----------------
Total                                                           3,919,226            1,711,163         2,208,063
                                                          ----------------  -------------------  ----------------


                                                                                               DECEMBER, 31 2003
                                                          -------------------------------------------------------

                                                                                   ACCUMULATED
                                                                     COST         DEPRECIATION               NET
                                                          ----------------  -------------------  ----------------

Land                                                              295,364                                295,364
Timber resources                                                  341,054               75,087           265,967
Buildings, improvements and installations                         563,872              326,633           237,239
Equipment                                                       2,606,971            1,193,750         1,413,221
Information technology equipment                                   55,926               41,303            14,623
Other                                                             153,481              125,653            27,828
                                                          ----------------  -------------------  ----------------
                                                                4,016,668            1,762,426         2,254,242
Construction in progress                                           16,127                                 16,127
                                                          ----------------  -------------------  ----------------
Total                                                           4,032,795            1,762,426         2,270,369
                                                          ----------------  -------------------  ----------------

Depreciation is computed on the straight-line basis at rates, which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipments and other assets.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

FIBERLINE C - EXPANSION PROJECT

The new production capacity, after the start-up of Fiberline C in May 2002, required an increase in the forest base of the Company of approximately 72,000 hectares of eucalyptus plantations. The Company reached full production capacity in the first quarter of 2003.


ACQUISITION OF FLORESTAS RIO DOCE S.A.

In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and its subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets consist of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests. Consideration was R$ 193.3 million - US$ 49.6 million, net of the assignment to the buyers of the rights of a preexisting wood supply agreement valued at R$ 49.5 million - US$ 13.3 million, resulting in a combined net price of R$ 143.8 million (approximately US$ 36.3 million), which is being paid in 12 quarterly installments, of which 5 are outstanding as of June 30, 2004.

9       INVESTMENT IN AFFILIATED COMPANY

a)     Affiliated Company - Veracel Celulose S.A.

       On October 10, 2000, the Company acquired a 45% interest in Veracel Celulose S.A. ("Veracel") for US$ 81,011. Veracel is growing eucalyptus plantations in the state of Bahia in Brazil and did not begin operations until January 2002. Stora Enso OYJ ("Stora Enso") and Odebrecht S.A. ("Odebrecht") owned the remaining 45% and 10%, respectively. Upon closing of the purchase agreement, the Company and Veracel entered into a three-year contract to provide wood for the Company<180>s mill expansion. Under the terms of the contract, which began in January 2002, Veracel supplies up to 3.85 million cubic meters of wood at US$ 40.50 per cubic meter.

       During the first quarter of 2003, the Company, together with Stora Enso, acquired Odebrecht's 10% stake on a 50 percent basis. The cost to the Company of this additional investment was US$ 9,658, including US$ 443 of unallocated goodwill.

       The Company accounts for its investment in Veracel using the equity method of accounting. At June 30, 2004 the Company's investment in Veracel included goodwill of US$ 16,026. For the first six-months of the year, the Company recognized an equity gain of US$ 77 (First six months of 2003 - loss of US$ 4,990)

       In May 2003, the Company and Stora Enso jointly decided to proceed with the planned construction of Veracel's own green field plant which will have a capacity of 900,000 tons of pulp per year and will require investments of approximately US$ 1,250 million.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

c)     Business Combination - Acquisition of Riocell S.A.

       On July 2, 2003, the Company completed the acquisition of all outstanding shares of Riocell S.A. (formerly Klabin Riocell S.A.) and its subsidiaries ("Riocell") from Klabin S.A. and Klabin do Parana Produtos Florestais Ltda.

       Riocell is a producer of bleached eucalyptus pulp, most of which is exported, with a production capacity of 400,000 tons of pulp per year and forestry operations which encompass 40,000 hectares of eucalyptus plantations.

       The acquisition is in line with the Company's strategic objective of increasing capacity. The goodwill paid is related to potential operating synergy gains. The final price paid is within the market value evaluation made by independent appraisers.

       After the completion of the due diligence process, the final purchase price was US$ 567,296.

       The Company retained an independent appraiser to perform a detailed fair value valuation of Riocell's assets and liabilities. This valuation was completed as of December 23, 2003 and after the final allocation of the purchase price to the net assets acquired, the Company recognized goodwill in the amount of US$ 192,035 at December 31, 2003. There were no intangible assets identified in the acquisition.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

       The following table summarizes the estimated fair value of Riocell's assets and liabilities at July 2, 2003, after giving effect to the final price adjustments:

                                                                                                   JULY 2, 2003
                                                                                             -------------------

          Cash and cash-equivalents                                                                       4,088
          Inventory                                                                                      29,525
          Property, Plant and equipment                                                                 340,129
          Other assets acquired                                                                          77,068
          Total assets                                                                                  450,810
          Liabilities                                                                                    75,549

          Net worth                                                                                     375,261

          Shares owned                                                                                     100%
          Company's interest                                                                            375,261

          Consideration paid                                                                            567,296

          Goodwill                                                                                      192,035

       As described in note 1, the Riocell subsidiary was merged into Aracruz Celulose S.A on January 7, 2004.

10   LONG TERM DEBT


                                                                          JUNE 30,            DECEMBER 31,
                                                                              2004                    2003
                                                              ---------------------    --------------------
                                                                       (UNAUDITED)

  Denominated in Brazilian reais                                           178,920                 210,955
  Denominated in foreign currency, principally
  United States dollars                                                  1,209,141               1,036,142
                                                              ---------------------    --------------------
Total                                                                    1,388,061               1,247,097

  Less current maturities                                                  159,957                 267,662
                                                              ---------------------    --------------------
  Long-term debt                                                         1,228,104                 979,435
                                                              =====================    ====================

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

The long-term portion at June 30, 2004 falls due in the following years

2005                                                         84,563
2006                                                        279,729
2007                                                        328,044
2008                                                        224,872
2009 and 2011                                               310,896
                                                     ---------------
Total                                                     1,228,104
                                                     ===============

a)     Export Receivables

       As of June 30, 2004, the Company had an outstanding balance of bank financing export receivables in the amount of US$ 345 million, with annual interest rates ranging from 1.67% to 4.98%, to be repaid from December 2004 through March 2008.

b)     Loan from Related Party - BNDES

       As of June 30, 2004, the Company had an outstanding balance of BNDES loans in the amount of R$687 million (equivalent to US$221 million), denominated in Brazilian Reais and basket of foreign currencies, with annual interest rates ranging from 7.80% to 9.90%, to be repaid from 2004 through 2009.

c)     Debt of Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.

       During June 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 with contractual clauses of early maturity and annual interest rates ranging from 2.72% to 2.74%, secured against future export sales receivables. Aracruz Trading S.A. pre-paid the amounts of US$37.5 million in December 2002 and US$ 25.0 million in May 2003. The outstanding balance was paid on maturity: US$ 25.0 million in May 2004 and US$ 12.5 million in June 2004.

       In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$175 million under the same securitization program. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading Hungary Ltd. had been included in the securitization program, additionally to Aracruz Trading S.A.. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A and Aracruz Trading Hungary Ltd.

The table below summarizes the terms of the three tranches under the securitization programs:

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

                                                                                         OUTSTANDING BALANCE
                                                                                         (PRINCIPAL AMOUNTS)
                                                                               ------------------------------
                          ORIGINAL LINE        ANNUAL                                  JUNE         DECEMBER
                              OF CREDIT       CHARGES               DUE DATE           2004             2003
                        ----------------  ------------  ---------------------  -------------  ---------------

Tranche

February 2002                   250,000      5.984%                March 2009       233,520          250,000
August 2003                     400,000      7.048%            September 2011       400,000          400,000
May 2004                        175,000      6.361%                  May 2012       175,000
                        ----------------                                       -------------  ---------------

                                825,000                                             808,520          650,000
                        ----------------                                       -------------  ---------------

11   COMMITMENTS AND CONTINGENCIES

The accounting books as well as operations of the Company are subject to the examination of tax authorities and eventual notifications for additional payments of certain taxes according to tax legislation.

The Company is party to many labor, civil and tax law suits in the normal course of business. Based on the opinion of its external legal counsels and on the controls maintained over these contingencies, the Company understands that contingent liabilities provision are adequately estimated and accounted.


a)     Labor and Social Securities

       As of June 30, 2004, the Company had labor contingent liabilities in the amount of US$9,882 thousand, considered enough to cover future possible losses.

       In March 1997, the Company received notifications from Social Security inspectors considering that the amounts of contributions paid was understated. The Company appealed against this decision as it believes it is incorrect and based on its legal counsel's opinion did not account for any contingent liability.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

b)     Pis and Cofins

       The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. As of June 30, 2004, the provision for contingencies included US$ 42.1 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that resulted from the significant devaluation in early 1999.

       After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz's case, the Company decided to cancel part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003, in a total amount of US$ 20,293. The remaining balance of US$19.2 is recorded in other current and long-term liabilities.

c)     "Plano Verao"

       In March 2003, the Company obtained a favorable final court ruling regarding the determination of its income tax and social contribution liabilities ("Plano Verao") and, consequently, reversed this provision, which includes interest and monetary variation, against income tax expense and financial expense in the amounts of US$ 9,106 and US$ 6,832, respectively.

d)     Environmental Regulations

       The Company's forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company's management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

e)     ICMS Credit

       In 2002, the Company took action in court against the government of the State of Espirito Santo to confirm the legal right to use its accumulated ICMS credits arising from fixed assets, raw material and other goods acquired for utilization in the process of pulp production. As of June 30, 2004, the balance recorded as an asset was US$101,559, of which the amount of US$ 96,972 had a provision for loss.

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

f)     Social Contribution of profits generated by export sales

On September 10, 2003, the Company obtained a Court Order that gave it the right not to pay Social Contribution on profits generated by export sales beginning in January 2002 as well as the right to recognize the amounts of tax credits previously offset against such social contribution paid on profits from past export sales. The accumulated amount as of June 30, 2004 is US$ 30.9 million, which is being accrued as a liability until a final decision is reached.

12       Stockholders' equity

Stockholders' equity included in the financial information presented herein differs from that included in the Company's statutory accounting records as a result of differences between the variations in the US dollar exchange rate and in the indexes mandated, in previous years, for indexation of the statutory financial statements, and of adjustments made to reflect the requirements of US GAAP. Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company's statutory accounting records.

At June 30, 2004, the statutory reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 319 million.

BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share ("EPS") as of June 30, 2004 and 2003, as presented in the Company's statement of income, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed below:

Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated and has the right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

Additionally, in order to comply with Law 9457/97, the Company's By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% higher than dividends paid to common stockholders (the "Dividend Allocation").

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

Earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock, while maintaining the Dividend Allocation between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared rateably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Allocation between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

The earnings per share calculations are as follows:

                                                                     SIX-MONTHS PERIOD ENDED JUNE 30
                                                               --------------------------------------

                                                                         2004                   2003
                                                               ---------------  ---------------------
                                                                   (unaudited)            (unaudited)

Net income                                                            135,481                 60,716

Less priority Class A preferred stock dividends                          (662 )                 (758 )

Less Class B preferred stock and common stock
   dividends up to the Class A preferred stock
   dividends on a per-share basis, while
   maintaining the Dividend Allocation                               (16,527 )              (17,839 )
                                                               ---------------  ---------------------

Remaining net income to be equally allocated to
   Class A and Class B preferred stock and
   common stock, while maintaining the Dividend
   Allocation                                                       (118,292 )              (42,119 )
                                                               ===============  =====================

Weighted average number of shares
    outstanding (thousands)
    Class A preferred                                                  38,103                 40,325
    Class B preferred                                                 537,682                535,464
    Common                                                            454,908                454,908

Basic and diluted earnings per share
    Class A preferred                                                   0.137                  0.061
    Class B preferred                                                   0.137                  0.061
    Common                                                              0.126                  0.056

ARACRUZ CELULOSE S.A.


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES) (Unaudited)
--------------------------------------------------------------------------------

13   GEOGRAPHICAL INFORMATION

The Company's exports from Brazil, classified by geographic destination, are as follows:

                                                 THREE-MONTH PERIOD                             SIX-MONTH PERIOD
                                                     ENDED JUNE 30,                              ENDED JUNE  30,
                                 2004                  2003                           2004                  2003
                          --------------------  --------------------   --------------------  --------------------
                                   (Unaudited)           (Unaudited)            (Unaudited)           (Unaudited)

North America                         123,590                93,973                185,611               182,269
Europe                                130,681                82,501                259,448               172,870
Asia                                   49,604                34,084                125,886                84,820
Other                                  10,757                 6,300                 13,872                 6,327
                          --------------------  --------------------   --------------------  --------------------
Total                                 314,632               216,858                584,817               446,286

Sales to one unaffiliated customer represented 30 % of net sales in 2004. In 2003, one client represented 39% of net sales and another one represented 13%. No other individual customers represented more than 10% of net sales.

                                      * * *